# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FTAI Infrastructure Inc., CIK 0001899883
CUSIP: 35953C106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS, NEW YORK, New York (NY), 10105
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0002023029
Persons authorized to receive notices and communications: BURKE J. MONTGOMERY, GCM GROSVENOR INC., 900 N. Michigan Avenue, Suite 1100, Chicago, Illinois (IL), 60611, (312) 506-6500

## Reporting persons
- LIF AIV 1, L.P. (CIK 0002023029): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,050,554; sole dispositive power 0; shared dispositive power 22,050,554; aggregate amount beneficially owned 22,050,554 (15.71% of the class)
- Labor Impact Fund, L.P. (CIK 0001751369): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 186,816; sole dispositive power 0; shared dispositive power 186,816; aggregate amount beneficially owned 186,816 (0.13% of the class)
- GCM Investments GP, LLC (CIK 0001743984): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,237,370; sole dispositive power 0; shared dispositive power 22,237,370; aggregate amount beneficially owned 22,237,370 (15.84% of the class)
- Grosvenor Capital Management Holdings, LLLP (CIK 0001743986): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,237,370; sole dispositive power 0; shared dispositive power 22,237,370; aggregate amount beneficially owned 22,237,370 (15.84% of the class)
- GCM Grosvenor Holdings, LLC (CIK 0001939480): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,237,370; sole dispositive power 0; shared dispositive power 22,237,370; aggregate amount beneficially owned 22,237,370 (15.84% of the class)
- GCM Grosvenor Inc. (CIK 0001819796): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,237,370; sole dispositive power 0; shared dispositive power 22,237,370; aggregate amount beneficially owned 22,237,370 (15.84% of the class)
- GCM V, LLC (CIK 0001831172): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,237,370; sole dispositive power 0; shared dispositive power 22,237,370; aggregate amount beneficially owned 22,237,370 (15.84% of the class)
- Sacks Michael Jay (CIK 0001509764): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 22,237,370; sole dispositive power 0; shared dispositive power 22,237,370; aggregate amount beneficially owned 22,237,370 (15.84% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: FTAI Infrastructure Inc.
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS, NEW YORK, New York (NY), 10105
Comment: This Amendment No. 1 to the Schedule 13D ("Amendment No. 1") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of FTAI Infrastructure Inc., a Delaware corporation (the "Issuer"), represented by shares of Series B Convertible Junior Preferred Stock of the Issuer (the "Series B Preferred Stock"). Each share of Series B Preferred Stock represents the right to convert such shares of Series B Preferred Stock into a number of shares of Common Stock equal to the quotient of the Liquidation Value (as defined below) divided by the Conversion Price (as defined below). This Amendment No. 1 is being filed solely due to an increase in the number of shares of Common Stock as to which the Series B Preferred Stock held by the Reporting Persons are convertible into due to the quarterly dividend issued by the Issuer in accordance with the terms of the Certificate of Designations governing the Series B Preferred Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of shares Common Stock reported owned by each person named herein is based upon a denominator that is the sum of: (i) 118,163,555 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026, and (ii) certain or all of the 22,237,370 shares of Common Stock currently issuable upon the conversion of the Series B Preferred Stock held by the Reporting Persons, as applicable.

As of the date hereof, the Reporting Persons hold an aggregate of 160,000 shares of Series B Preferred Stock, which are convertible into an aggregate of 22,369,436 shares of Common Stock. Each share of Series B Preferred Stock is convertible at any time at the option of the holder into the number of shares of Common Stock equal to the quotient of the Liquidation Value (as defined in the Certificate of Designations governing the Series B Preferred Stock) in effect at the time of conversion divided by the Conversion Price (as defined in the Certificate of Designations governing the Series B Preferred Stock). As of the date hereof, the Liquidation Value of the Series B Preferred Stock is $1,143.64 and the Conversion Price is $8.18. Pursuant to the Certificate of Designations governing the Series B Preferred Stock, the number of shares of Common Stock deliverable upon conversion of the Series B Preferred Stock shall not cause the aggregate number of shares of Common Stock issued upon the conversion of the Series B Preferred Stock to exceed 22,237,370 shares unless the Issuer obtains stockholder approval, subject to limited exceptions (the "Share Cap"). As of the date hereof, the Share Cap limits the conversion of the Series B Preferred Stock held by the Reporting Persons to 22,237,370 shares out of the 22,369,436 shares underlying the Series B Preferred Stock held by them.

As of the date hereof, (i) LIF AIV beneficially owns 22,050,554 shares of Common Stock underlying certain shares of Series B Preferred Stock held by it, excluding 130,973 shares of Common Stock underlying certain shares of Series B Preferred Stock held by it, representing percentage ownership of approximately 15.71% of the shares of Common Stock outstanding on an as converted basis, and (ii) Labor Impact Fund beneficially owns 186,816 shares of Common Stock underlying certain shares of Series B Preferred Stock held by it, excluding 1,087 shares of Common Stock underlying certain shares of Series B Preferred Stock held by it, representing percentage ownership of less than 1% of the shares of Common Stock outstanding on an as converted basis.

Each of GCM GP, as the general partner of each of Labor Fund and LIF AIV, Grosvenor Capital Holdings, as the sole member of GCM GP, GCM Holdings, as the general partner of Grosvenor Capital Holdings, GCM Grosvenor, as the sole member of GCM Holdings, GCM V, as a shareholder of GCM Grosvenor, and Mr. Sacks, as the manager of GCM V, may be deemed to beneficially own the 22,237,370 shares of Common Stock beneficially owned in the aggregate by LIF AIV and Labor Impact Fund, representing percentage ownership of approximately 15.84% of the shares of Common Stock outstanding on an as converted basis.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

None of the Reporting Persons have entered into any transactions in the securities of the Issuer during the past 60 days.

## Signatures
- LIF AIV 1, L.P.: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (07/02/2026)
- Labor Impact Fund, L.P.: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (07/02/2026)
- GCM Investments GP, LLC: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (07/02/2026)
- Grosvenor Capital Management Holdings, LLLP: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (07/02/2026)
- GCM Grosvenor Holdings, LLC: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (07/02/2026)
- GCM Grosvenor Inc.: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (07/02/2026)
- GCM V, LLC: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (07/02/2026)
- Sacks Michael Jay: /s/ Michael J. Sacks, Michael J. Sacks (07/02/2026)